Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven:
Personal Retirement Manager Select Series III
Personal Retirement Manager Series II
Huntington Personal Retirement Manager Series II
Personal Retirement Manager Select Series II

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven:
Personal Retirement Manager O-Share
Personal Retirement Manager Series II
Personal Retirement Manager Series II V-A

August 3, 2022 update to product notices dated May 2, 2022

This update to the product notices outlines changes due to changes in fees related to certain investment options since the product notice dated May 2, 2022. This may not reflect all of the changes that have occurred since you entered into your Contract. The changes are related to:
Appendix A - Funds Available Under the Contract
This supplement is for informational purposes and requires no action on your part.
In Appendix A - Funds Available Under the Contract: the following fund fees are updated as follows:

Fund and Adviser/Subadviser	Current Expenses
AB VPS Balanced Hedged Allocation Portfolio - Class B (formerly AB VPS Balanced Wealth Strategy Portfolio) Adviser: AllianceBernstein, L.P.	0.92%
AB VPS Small/Mid Cap Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.05%
Templeton Foreign VIP Fund - Class 4 Adviser: Templeton Investment Counsel, LLC	1.16%*

*	Annual expenses reflect temporary fee reduction under an expense reimbursement or fee waiver arrangement.

This update should be retained for future reference.

HV-7903